

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

August 25, 2017

<u>Via E-Mail</u>
Kevin R. Karas
Chief Financial Officer
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

      Re: **National Research Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed March 3, 2017
               File No. 001-35929

Dear Mr. Karas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/Craig Arakawa

               Craig Arakawa
               Branch Chief
               Office of Beverages, Apparel, and Mining